Worthington Steel, Inc.

100 Old Wilson Bridge Road

Columbus, Ohio 43085

VIA EDGAR

November 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Jennifer Angelini and Geoffrey Kruczek

Re:    Worthington Steel, Inc.

Registration Statement on Form 10-12B (File No. 001-41830)

Dear Ms. Angelini and Mr. Kruczek:

Worthington Steel, Inc., an Ohio Corporation (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form 10-12B (File No. 001-41830) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on November 16, 2023, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

We request that we be notified of such effectiveness by a telephone call to Cathy Birkeland of Latham & Watkins LLP, the Company’s counsel, at (312) 876-7681, or by email to cathy.birkeland@lw.com.

[Signature page follows]

Sincerely,
WORTHINGTON STEEL, INC.

By:	/s/ Geoff Gilmore
Name:	Geoff Gilmore
Title:	President and Chief Executive Officer

cc:	Cathy Birkeland, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP